Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIOS)
PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890
FILED ON JANUARY 13, 2004

	NINE MONTHS ENDED SEPTEMBER 30,
	2004		2003
Earnings:
Income before federal income taxes	$285,213		$138,211
Less: equity in (earnings) of 50%-or-less-owned companies	(19,022)		(24,574)
Pretax income from continuing operations	266,191		113,637
Add: fixed charges	58,678		50,388
Less: interest capitalized during the period	(201)		(3,287)
Add: amortization of capitalized interest	2,250		2,250
Total Earnings	$326,918		$162,988

Fixed charges:
Interest expense, including amortization of deferred finance costs	$55,183		$45,042
Add: interest capitalized during the period	201		3,287
Add: interest portion of rental expense	3,294		2,059
Total Fixed Charges	$58,678		$50,388

Ratio of earnings to fixed charges	5.6	x	3.2	x